Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS HOLDINGS IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, July 25, 2019, Elbit Imaging Ltd. (TASE, OTC US: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated May 27, 2019, regarding an agreement (the "Agreement") signed by Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) ("EPI"), for the sale of a 100% interest in a Special Purpose Vehicle which holds a site in Bangalore, India, to a local investor (the "Purchaser"), that after long negotiations the Purchaser has this week further paid €0.127 million (INR 1 crore) (Elbit part approximately €0.063 million) and thereby having paid €0.76 million (INR 6 crores) out of the approximately €3.05 million (INR 24 crores) to be paid until the end of July 2019.

The Purchaser seeks more time without committing to a schedule for payment of the remaining amount. At this stage, there is no clarity on payment of the remaining amount. The Company is taking necessary legal steps to protect its interest.

As of the date hereof, the Purchaser paid to EPI approximately €11 million (INR 86 crores) (Elbit part approximately €5.5 million), out of total consideration of €45.4 million (INR 356 crores), which EPI is entitled to forfeit if the Purchaser does not close the transaction as per the Agreement. Further, the Purchaser has mortgaged approximately 8.7 acres of plots as security for completion of the transaction.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com